                    SECURITIES AND EXCHANGE COMMISSION
                            450 Fifth Street N.W.
                         Washington, D.C. 20549-1004



                                  FORM 11-K



(Mark One)

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 1994.


                                      OR


        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For a transition period from _______________ to ________________


Commission file number   1-892
                       ---------


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          THE B.F.GOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                        The B.F.Goodrich Company
                                        3925 Embassy Parkway
                                        Akron, Ohio  44333-1799

                              REQUIRED INFORMATION


1.        Audited Financial Statements for the Plan.

          The Report of Independent Auditors; Statement of Net Assets Available for Plan Benefits as of December 31, 1994 and 1993; and Statement of Changes in Net Assets Available for Plan Benefits for the years then ended.


2.        Exhibit

          Consent of Independent Auditors


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, The B.F.Goodrich Company Retirement Plus Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        THE B.F.GOODRICH COMPANY
                                        RETIREMENT PLUS SAVINGS PLAN COMMITTEE


Date June 29, 1995                      /s/Richard N. Jacobson
                                        --------------------------------------
                                        Richard N. Jacobson
                                        Member of The B.F.Goodrich Company
                                        Retirement Plus Savings Plan Committee

                         Audited Financial Statements



                      The BFGoodrich Company Retirement
                              Plus Savings Plan


                              December 31, 1994
                     with Report of Independent Auditors


             THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN


                         AUDITED FINANCIAL STATEMENTS



                              December 31, 1994





                                   CONTENTS


Report of Independent Auditors..................................1

Audited Financial Statements

Statement of Net Assets Available for Plan Benefits............ 2
Statement of Changes in Net Assets Available for
  Plan Benefits.................................................5
Notes to Financial Statements...................................8

                        REPORT OF INDEPENDENT AUDITORS


The BFGoodrich Company
Retirement Plus Savings Plan Committee

We have audited the accompanying statement of net assets available for plan benefits of The BFGoodrich Company Retirement Plus Savings Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993 and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.




                                                               ERNST & YOUNG LLP



Cleveland, Ohio
June 26, 1995

                                            THE BFGOODRICH RETIREMENT PLUS SAVINGS PLAN

                                        Statement of Net Assets Available for Plan Benefits

                                                    December 31, 1994 and 1993


                                                      Total                                   Fixed Income Fund
                                               ------------------------                      --------------------
                                               1994                1993                      1994            1993
                                               ----                ----                      ----            ----
ASSETS
Investments at fair value
    (Notes 1 and 4):
  The BFGoodrich Retirement
    Plus Savings Plan Master
    Trust - Notes 2 and 4                  $220,207,865   $          -                   $76,633,873        $         -
  Common Stock of The
    BFGoodrich Company                                -     76,311,625                             -                  -
  Selection Fund                                      -     56,027,797                             -         56,027,797
  S&P 500 Flagship Fund                               -     16,691,273                             -                  -
  Loans to participants                               -      6,659,054                             -                  -
  Temporary investments                               -      2,153,675                             -            205,000
                                            ----------     -----------                    ----------         ----------
Total investments                           220,207,865    157,843,424                    76,633,873         56,232,797
                                            -----------    -----------                    ----------         ----------

Receivables:
  Dividends and interest
    receivable                                1,700,886      1,326,228                       404,586            290,168
  Contributions:
      - participants                          1,355,296              -                       209,075                  -
      - The BFGoodrich Company                1,025,756              -                        36,279                  -
  Interfund receivable                                -        274,887                             -            133,348
  Other receivables                             509,868         18,314                             -                  -
                                            -----------    -----------                    ----------         ----------
Total receivables                             4,591,806      1,619,429                       649,940            423,516
                                            -----------    -----------                    ----------         ----------

Total assets                                224,799,671    159,462,853                    77,283,813         56,656,313
                                            -----------    -----------                    ----------         ----------



LIABILITIES
Interfund payable                                     -        274,887                             -                  -
Other liabilities                                71,870              -                        40,813                  -
                                            -----------    -----------                    ----------         ----------
Total liabilities
                                                 71,870        274,887                        40,813                  -
                                            -----------    -----------                    ----------         ----------

Net assets available for
  plan benefits                            $224,727,801   $159,187,966                   $77,243,000        $56,656,313
                                            ===========    ===========                    ==========         ==========




See notes to financial statements.

                 Equity Index Fund                     BFGoodrich Stock Fund
                 -----------------                     ---------------------
                 1994         1993                     1994             1993
                 ----         ----                     ----             ----
             $25,492,801   $         -             $104,461,358   $          -

                       -             -                        -     76,311,625
                       -             -                        -              -
                       -    16,691,273                        -              -
                       -             -                        -              -
                       -       120,000                        -      1,557,943
              ----------    ----------               ----------    -----------
              25,492,801    16,811,273              104,461,358     77,869,568
              ----------    ----------              -----------    -----------



                       -           210                1,296,300      1,035,257

                 176,859             -                  951,597              -
                       -             -                  989,477              -
                       -        18,720                        -        122,819
                       -             -                  509,868         18,314
              ----------   -----------               ----------     ----------
                 176,859        18,930                3,747,242      1,176,390
              ----------   -----------               ----------     ----------

              25,669,660    16,830,203              108,208,600     79,045,958
              ----------   -----------              -----------     ----------




                       -             -                        -              -
                   4,537             -                   23,097              -
              ----------    ----------               ----------      ---------
                   4,537             -                   23,097              -
              ----------    ----------               ----------      ---------


             $25,665,123   $16,830,203             $108,185,503    $79,045,958
              ==========    ==========              ===========     ==========

                 Brokerage Account and
               Participant Loan  Account                      Balanced Fund
               -------------------------                   -------------------
               1994                 1993                   1994           1993
               ----                 ----                   ----           ----
          $12,563,996         $         -             $ 1,055,837       $       -

                    -                   -                       -               -
                    -                   -                       -               -
                    -                   -                       -               -
                    -           6,659,054                       -               -
                    -             270,732                       -               -
           ----------          ----------              ----------       ---------
           12,563,996           6,929,786               1,055,837               -
           ----------          ----------              ----------       ---------



                    -                 593                       -               -

                    -                   -                  17,765               -
                    -                   -                       -               -
                    -                   -                       -               -
                    -                   -                       -               -
           ----------          ----------              ----------       ---------
                    -                 593                  17,765               -
           ----------          ----------              ----------       ---------

           12,563,996           6,930,379               1,073,602               -
           ----------          ----------              ----------       ---------




                    -             274,887                       -               -
                    -                   -                   3,423               -
           ----------          ----------              ----------       ---------
                    -             274,887                   3,423               -
           ----------          ----------              ----------       ---------


          $12,563,996          $6,655,492             $ 1,070,179   $           -
           ==========         ===========             ===========       =========

                                            THE BFGOODRICH RETIREMENT PLUS SAVINGS PLAN

                                  Statement of Changes in Net Assets Available for Plan Benefits

                                          For the Years Ended December 31, 1994 and 1993




                                                            Total                                 Fixed Income Fund
                                                    --------------------                          -----------------
                                                    1994                  1993                    1994              1993
                                                    ----                  ----                    ----              ----
ADDITIONS
Investment income:
  Interest                                     $  5,285,319         $  4,932,842           $ 4,621,272       $ 4,420,886
  Dividends - Common Stock
    of The BFGoodrich Company                     4,793,388            5,029,702                     -                 -
                                                -----------          -----------             ---------        ----------
                                                 10,078,707            9,962,544             4,621,272         4,420,886
Contributions from:
  Participants                                   17,290,360           18,234,024             3,655,068         5,576,708
  The BFGoodrich Company                         10,802,002            9,622,788               129,286                 -
  Forfeitures                                       (69,762)            (129,168)                    -                 -
                                                -----------          -----------            ----------        ----------
                                                 28,022,600           27,727,644             3,784,354         5,576,708
                                                -----------          -----------            ----------        ----------
Total additions                                  38,101,307           37,690,188             8,405,626         9,997,594


DEDUCTIONS
Withdrawals and terminations:
  Cash                                           12,470,333            9,457,199             7,330,113         5,480,681
  Common Stock of The
    BFGoodrich Company                            1,456,072            3,515,721                     -                 -
Administrative expenses - Note 2                    428,231                    -               229,269                 -
Distribution related to
  the sale of The Geon
  Company - Note 5                                        -           86,162,518                     -        31,497,376
                                                -----------          -----------            ----------        ----------
Total deductions                                 14,354,636           99,135,438             7,559,382        36,978,057
                                                -----------          -----------            ----------        ----------
                                                 23,746,671          (61,445,250)              846,244       (26,980,463)

Net realized and unrealized
  appreciation(depreciation)
  in aggregate fair value of
  investments                                     6,709,231          (19,996,889)           (1,008,277)                -
Transfers between funds, net                              -                    -             1,082,766         2,691,660
Transfers to Fidelity Investments,
  net - Note 2                                            -                    -              (860,575)                -
Trust to trust transfers:
   Simmonds Precision - Note 5                   31,398,865                    -            17,018,387                 -
   JcAIR - Note 5                                 3,685,068                    -             3,508,142                 -
                                                -----------          -----------            ----------        ----------
Net increase(decrease)                           65,539,835          (81,442,139)           20,586,687       (24,288,803)

Net assets available for plan
 benefits at beginning of year                  159,187,966          240,630,105            56,656,313        80,945,116
                                                -----------          -----------            ----------        ----------

Net assets available for plan
  benefits at end of year                      $224,727,801         $159,187,966           $77,243,000       $56,656,313
                                                ===========          ===========            ==========        ==========

See notes to financial statements.

           Equity Index Fund                          BFGoodrich Stock Fund
           -----------------                          ---------------------
           1994         1993                          1994             1993
           ----         ----                          ----             ----
      $       616     $     2,362                 $    136,145     $     36,532

                -               -                    4,793,388        5,029,702
       ----------      ----------                  -----------      -----------
              616           2,362                    4,929,533        5,066,234


        2,546,099       2,477,280                   10,644,799       10,180,036
                -               -                   10,672,716        9,622,788
                -               -                      (69,762)        (129,168)
       ----------      ----------                  -----------      -----------
        2,546,099       2,477,280                   21,247,753       19,673,656
       ----------      ----------                  -----------      -----------
        2,546,715       2,479,642                   26,177,286       24,739,890




        1,645,873       1,033,655                    3,170,687        2,586,176

                -               -                    1,456,072        3,515,721
           52,104               -                      133,401                -


                -       7,730,976                            -       43,147,184
       ----------      ----------                  -----------      -----------
        1,697,977       8,764,631                    4,760,160       49,249,081
       ----------      ----------                  -----------      -----------
          848,738      (6,284,989)                  21,417,126      (24,509,191)




        2,146,220       1,523,363                    5,554,988      (21,520,252)
         (293,964)      2,817,217                   (3,365,678)      (6,538,957)

         (829,585)              -                     (227,372)               -

        6,963,511               -                    5,760,481                -
                -               -                            -                -
       ----------      ----------                  -----------      -----------
        8,834,920      (1,944,409)                  29,139,545      (52,568,400)



       16,830,203      18,774,612                   79,045,958      131,614,358
       ----------     -----------                  -----------      -----------


     $ 25,665,123     $16,830,203                 $108,185,503     $ 79,045,958
      ===========      ==========                  ===========      ===========

      Brokerage Account and
     Participant Loan Account                               Balanced Fund
     ------------------------                           ---------------------
     1994                1993                           1994             1993
     ----                ----                           ----             ----
 $   527,286          $   473,062                 $          -         $          -

           -                    -                            -                    -
  ----------           ----------                  -----------          -----------
     527,286              473,062                            -                    -


           -                    -                      444,394                    -
           -                    -                            -                    -
           -                    -                            -                    -
  ----------           ----------                  -----------          -----------
           -                    -                      444,394                    -
  ----------           ----------                  -----------          -----------
     527,286              473,062                      444,394                    -




     314,198              356,687                        9,462                    -

           -                    -                            -                    -
           -                    -                       13,457                    -


           -            3,786,982                            -                    -
  ----------           ----------                  -----------          -----------
     314,198            4,143,669                       22,919                    -
  ----------           ----------                  -----------          -----------
     213,088           (3,670,607)                     421,475                    -




           -                    -                       16,300                    -
   1,870,578            1,030,080                      706,298                    -

   1,991,426                    -                      (73,894)                   -

   1,656,486                    -                            -                    -
     176,926                    -                            -                    -
  ----------           ----------                  -----------          -----------
   5,908,504           (2,640,527)                   1,070,179                    -



   6,655,492            9,296,019                            -                    -
  ----------           ----------                  -----------          -----------


 $12,563,996          $ 6,655,492                 $  1,070,179         $          -
  ==========           ==========                  ===========          ===========

             THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

                        Notes to Financial Statements

                              December 31, 1994

1.   SIGNIFICANT ACCOUNTING POLICIES

The accounts of The BFGoodrich Retirement Plus Savings Plan (the "Plan") are reported on the accrual basis of accounting.

Investments in The BFGoodrich Company Retirement Plus Savings Plan Master
Trust are stated at fair value. Common Stock of The BFGoodrich Company (the "Company") is valued at the last reported sales price on the last business day of the plan year. Investments in the Selection Fund represent the Plan's proportionate share of the net assets of the Fund. The assets of the Selection Fund, primarily deposits under insurance contracts, are valued at contract value which represents deposits under insurance contracts, plus income received thereon, less distributions and administrative expense payments. Investments in the S&P 500 Flagship Fund represent the Plan's proportionate share of the net assets of the Fund. The assets of the S&P 500 Flagship Fund, primarily equity securities, are valued at the last reported sales price on the last business day of the plan year. In the event that no sale was reported, the valuation is based on the more recent of the last published price or the mean between the last reported bid and asked prices. The loans to participants are valued at cost which approximates fair value. Temporary investments represent investments in short-term fixed income obligations which have a fair value approximately equal to cost.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


2.   DESCRIPTION OF THE PLAN

The BFGoodrich Company Retirement Plus Savings Plan became effective on October 1, 1969. The Plan is a defined contribution plan covering substantially all full-time salaried employees of the Company and certain subsidiaries of the Company to which the Plan has been extended. In June, 1993, the Plan was amended to cover eligible employees of the Cleveland Pneumatic Landing Gear business. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

             THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

2.   DESCRIPTION OF THE PLAN (CONTINUED)

Effective January 1, 1994, the Retirement Plus Savings Plan for Employees of Simmonds Precision Products, Inc. ("Simmonds Precision") was merged into the Plan. In addition, effective February 1, 1994, The BFGoodrich Company Retirement Plus Savings Plan Master Trust ("Master Trust") was established to hold the assets of the Plan and the assets of The BFGoodrich Company Retirement Plus Savings Plan For Wage Employees. Effective August 1, 1994, the JcAIR Profit Sharing Plan and Trust ("JcAIR") was merged into the Plan. The Plan was amended to permit profit sharing contributions to be made to the Plan accounts of participants who are employees of the Company's JcAir subsidiary.

The Trustee of the Plan maintains the following four investment funds under the
Plan:

     FIXED INCOME FUND--Contributions are invested primarily in securities that have a fixed rate of return.

     EQUITY INDEX FUND--Contributions are invested primarily in equity securities, including mutual fund shares. The contributions to this Fund may also be invested in Common Stock of the Company.

     BFGOODRICH STOCK FUND--Contributions are invested primarily in Common Stock of the Company.

     BALANCED FUND--Contributions are invested primarily in equity securities (approximately 60% of fund portfolio) and bonds (approximately 40% of fund portfolio). This fund became available effective April 1, 1994.

In addition, the Participant Loan Account represents cumulative loans to Plan participants.

Effective May 2, 1994, the Plan contains a Brokerage Account pursuant to which participants may transfer balances from the four above investment funds to one or more of 10 mutual funds sponsored by Fidelity Investments. Employee contributions cannot be made directly to the Brokerage Account.

The Plan offers participants the choice of two savings options: a regular savings option and a tax-deferred, 401(k) savings option.

             THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

2.   DESCRIPTION OF THE PLAN (CONTINUED)


Under the regular savings option, employee contributions are subject to Federal income taxes, whereas under the tax-deferred savings option the participant postpones paying Federal income taxes on the amount of contributions deducted from their salary until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options. Participants can contribute to each of the four investment funds under both savings options.

Each employee who elects to become a participant in the Plan authorizes a monthly payroll deduction from 1% to 14% of their eligible earnings.

The Plan provides that for each plan year the employer will contribute a percentage of the participants' contributions that are 6% or less of the participants' monthly eligible earnings.

The employer contribution rate is 100% of participants' eligible contributions to the BFGoodrich Stock Fund and 50% of participants' eligible contributions to the other funds. Employer contributions, excluding profit sharing contributions, are invested only in the BFGoodrich Stock Fund under the regular savings option. Profit sharing contributions made to the Plan accounts of participants who are employees of the Company's JcAir subsidiary are invested only in the Fixed Income Fund.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the "Code"). Rollover contributions can be made only in cash to the Plan's tax-deferred savings option.

Dividends, interest and proceeds from sale of investments in each Fund are reinvested in the respective Fund.

Participant contributions are always fully vested and all Company contributions vest immediately upon completion of three years of service by the participant. Company contributions made after January 1, 1990 may not be withdrawn until the
participant reaches age 55.   Forfeitures are applied to reduce contributions
required by the Company.

             THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

2.   DESCRIPTION OF THE PLAN (CONTINUED)

A participant who elects to withdraw from the Plan is paid the current value of his vested account balance. Distributions from the BFGoodrich Stock Fund are made in cash or stock of the Company, and distributions from the other funds are made in cash.

Participants may borrow against their employee contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund and the Participant Loan Account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

Effective April 1, 1994, the Plan was amended to provide that administrative expenses relating to record keeping and investment management fees be paid by the Plan and charged to participants' accounts. These expenses are charged against the earnings of the investment funds in which the participants' funds are invested.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the BFGFlex Benefits Handbook, for a more complete description of the Plan's provisions. Copies of the handbook are available from the Human Resource Department of the Company.

             THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

3.   INCOME TAX STATUS

The Internal Revenue Service has ruled (September 11, 1986) that the Plan is a qualified Plan under Sections 401(a) and (k) of the Code and that the Trust of the Plan qualifies under Section 501(a) of the Code. Thus, contributions and earnings received by the Trust are not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The BFGoodrich Company Retirement Plus Savings Plan Committee is not aware of any course of action or series of events that have occurred including plan amendments made subsequent to the ruling date that might adversely affect the Plan's qualified status. In March 1995, the Company applied for a new determination letter ruling that the Plan, as currently in effect, remains a qualified plan.


4.   INVESTMENTS

The Plan's approximate undivided interest in the commingled investment accounts of the Master Trust at December 31, 1994, is as follows: Fixed Income Fund - 92%; Equity Index Fund - 98%; BFGoodrich Stock Fund - 97 %; and Balanced Fund - 96%. The Plan has a divided interest in the Brokerage Account and Participant Loan Account which reflects the Plan's specific brokerage and loan transactions. Participation by the Plan in the Master Trust investment accounts is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Total additions into the Master Trust include the net assets of the Plan and The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees that were transferred into the Master Trust on February 1, 1994. Summarized financial information for the Master Trust is as follows:


                                        THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

                                             Notes to Financial Statements (continued)


4.   INVESTMENTS  (CONTINUED)



                                                            December 31, 1994
                                         -----------------------------------------------------------------------------------
                                                                                                   Brokerage
                                                                                                   Account &
                                         Fixed               Equity              BFGoodrich        Participant
                                         Income              Index               Stock             Loan            Balanced
Statement of Net Assets                  Fund                Fund                Fund              Account         Fund
- -----------------------                  ------------        ------------        ----------        -----------     ----------
Investments at fair value:
  Government Corporate Fund              $          -       $           -      $          -        $         -     $  440,028
  Common Stock of The
    BFGoodrich Company                              -                   -       105,119,181                  -              -
  Selection Fund                           82,945,976                   -                 -                  -              -
  S&P 500 Flagship Fund                             -          25,989,866                 -                  -        657,848
  Loans to participants                             -                   -                 -         10,996,702              -
  Fidelity Investments                              -                   -                 -          2,036,290              -
  Temporary Investments                             -                   -         2,701,698                  -              -
                                         ------------        ------------        ----------         ----------     ----------
Total investments                          82,945,976          25,989,866       107,820,879         13,032,992      1,097,876
Total receivables                             725,806             199,980         3,984,541                  -         26,241
Total liabilities                             (44,175)             (4,626)          (23,841)                 -         (3,560)
                                         ------------        ------------        ----------         ----------     ----------

Net Assets Payable to
  Participating Plans                    $ 83,627,607       $  26,185,220      $111,781,579        $13,032,992     $1,120,557
                                          ===========        ============        ==========         ==========     ==========

                                                           11 Months Ended December 31, 1994
                                         -----------------------------------------------------------------------------------
                                                                                                   Brokerage
                                                                                                   Account &
                                         Fixed               Equity              BFGoodrich        Participant
Statement of Changes                     Income              Index               Stock             Loan           Balanced
in Net Assets                            Fund                Fund                Fund              Account        Fund
- --------------------                     -----------         -----------         ----------        ----------     ----------
Net assets payable to
  participating plans
  at beginning of period                 $         -        $          -       $          -        $         -    $        -
Total additions                           91,952,820          28,244,497        112,808,693         13,261,637     1,127,610
Total deductions                          (7,233,887)         (1,513,065)        (4,185,995)          (228,645)      (23,363)
Net realized and unrealized
  appreciation(depreciation)
  in fair value of
  investments                              (1,091,326)           (546,212)        3,158,881                  -        16,310
                                         ------------        ------------        ----------         ----------    ----------
Net assets payable to
  participating plans at
  end of period                          $ 83,627,607       $  26,185,220      $111,781,579        $13,032,992    $1,120,557
                                          ===========        ============       ===========         ==========     =========

             THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

4. INVESTMENTS (CONTINUED)

Net realized and unrealized (depreciation)appreciation in the aggregate fair value of plan investments during the year ended December 31, 1993 are as follows:

                                                                                   Year Ended
                                                                                  December 31,
                                                                                      1993
                                                                                  ------------
Common Stock of The BFGoodrich
   Company                                                                        $(21,520,252)
S&P 500 Flagship Fund                                                                1,523,363
                                                                                   -----------

                                                                                  $(19,996,889)
                                                                                   ============



Investments are stated at fair value in the Plan's Statement of Net Assets Available for Plan Benefits. Cost information is as follows at December 31, 1993.

                                                           December 31, 1993
                                                ---------------------------------------
                                                Shares or
                                                Units Held                        Cost
                                                ----------                      --------
Common Stock of The
  BFGoodrich Company                             1,895,941                   $75,566,699
                                                    shares

Selection Fund for
  Employee Trusts
  of State Street Bank                          56,027,797                    56,027,797
                                                     units

State Street Bank S&P
  500 Flagship Fund                                239,834                    11,354,464
                                                     units

Loans to Participants                                    -                     6,659,054

State Street Bank Short
  Term Investment Fund                           2,153,675                     2,153,675
                                                     units
                                                                            ------------
Total Investments at Cost                                                   $151,761,689
                                                                             ===========

             THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

4.   INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits are as follows:


                                                              December 31, 1993
                                                       ------------------------------
                                                       Amounts or              Market
                                                       Units Held               Value
                                                       ----------              ------
Common Stock of The
  BFGoodrich Company                                   1,895,941            $76,311,625
                                                          shares
Selection Fund for
  Employee Trusts of
  State Street Bank                                   56,027,797             56,027,797
                                                           units

State Street Bank S&P
  500 Flagship Fund                                      239,834             16,691,273
                                                           units



5.   TRUST TO TRUST TRANSFER

Effective January 1, 1994, Simmonds Precision was merged into the Plan and consequently $31,398,865 in plan assets were transferred into the Plan from the Simmonds Precision trust. In addition, effective August 1, 1994, JcAIR was merged into the Plan resulting in the transfer of $3,685,068 of plan assets into the Plan from the JcAIR trust.

In February, 1993 the Company announced its intentions to transfer substantially all the assets and liabilities of the Geon Vinyl Division to a new subsidiary, The Geon Company ("Geon") and to register the stock of Geon with the Securities and Exchange Commission for an initial public offering ("IPO"). In conjunction with the IPO, a separate plan, The Geon Retirement Plus Savings Plan, was established for employees of Geon. In June, 1993 $86,162,518 in plan assets were transferred from the Plan to the Trust of The Geon Retirement Plus Savings Plan.

             THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

6.   TRANSACTIONS WITH PARTIES-IN-INTEREST

Prior to April 1, 1994, all legal, accounting and administrative expenses of the Plan were paid by the Company except for the administrative expenses incurred by the Selection Fund. Effective April 1, 1994, administrative expenses related to record keeping and investment management fees are paid by the Plan. Other than as described above or pursuant to the trust agreement (see Note 4), the Plan has had no agreements or transactions with any parties-in-interest.

7.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:


                                             December 31,    December 31,
                                                 1994           1993
                                             -----------     ------------
     Net Assets available for
       plan benefits per the
       financial statements                  $224,727,801    $159,187,966
     Amounts allocated to
       withdrawn participants                     (60,061)     (1,095,000)
                                             ------------    ------------
     Net assets available for
       benefits per the Form 5500            $224,667,740    $158,092,966
                                             ============    ============



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                             Year Ended
                                             December 31,
                                              1994
                                           -----------
     Withdrawals and terminations
       paid to participants per
       the financial statements              $13,926,405
     Add amounts allocated to
       withdrawn participants
       at December 31, 1994                       60,061
     Less amounts allocated to
       withdrawn participants
       at December 31, 1993                   (1,095,000)
                                             -----------
     Benefits paid to participants
       per the Form 5500                    $ 12,891,466
                                             ===========


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

             THE BFGOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN

8.   SUBSEQUENT EVENTS

Effective January 1, 1995, the account balances of salaried participants in the Tremco Stock Ownership Plan were merged into the Plan, and those participants became eligible to participate in the Plan.



9.   NUMBER OF PARTICIPANTS (UNAUDITED)

Following are the number of participants contributing to the Plan fund options. For purposes of this disclosure the following legend applies: Fund A = Fixed Income Fund; Fund B = Equity Index Fund; Fund C = BFGoodrich Stock Fund; and Fund E = Balanced Fund.

                                                         December 31,              December 31,
                                                             1994                      1993
                                                         ------------              ------------
     Fund A                                                    532                       128
     Fund B                                                     73                        57
     Fund C                                                  2,532                     2,035
     Fund E                                                      7                         -
     Funds A and B                                             159                        87
     Funds A and C                                             590                       473
     Funds A and E                                               4                         -
     Funds B and C                                             555                       421
     Funds B and E                                               5                         -
     Funds C and E                                              45                         -
     Funds A, B and C                                          280                       169
     Funds A, B and E                                            3                         -
     Funds A, C and E                                           13                         -
     Funds B, C and E                                           44                         -
     Funds A, B, C and E                                        34                         -
                                                             -----                     -----

     Total participants contributing                         4,876                     3,370
                                                             =====                     =====